Proxy

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

ANNUAL GENERAL MEETING OF MEMBERS OF

PACIFIC HARBOUR CAPITAL LTD.  (the "Company")

TO BE HELD AT:

#1502 – 543 GRANVILLE STREET

VANCOUVER, B.C.  V6C 1X8

ON  TUESDAY, SEPTEMBER 13, 2005

AT 10:00 A.M.

The undersigned member (“Registered Member”) of the Company hereby appoints, THOMAS PRESSELLO, President, CEO and Director of the Company, or failing this person, MICHAEL  REYNOLDS, Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Member with the power of substitution  to attend, act and vote for and on behalf of the Registered Member in respect of all matters that may properly come before the Meeting of the Registered Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Member were present at the said Meeting, or any adjournment thereof.

The Registered Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Member as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at three
		For	Withhold
2.	To elect as Director, THOMAS PRESSELLO
3.	To elect as Director, MICHAEL REYNOLDS
4.	To elect as Director, JAMES HEPPELL
5.	To appoint AMISANO HANSON as Auditors of the Company
		For	Against
6.	To authorize the Directors to fix the auditors' remuneration
7. 8.

To confirm and approve all acts, deeds and things done by the proceedings of directors and officers of the Company on its behalf since the last annual general meeting of the Company

To transact such other business as may property come before the

Meeting

The undersigned Registered Member hereby revokes any proxy previously given to attend and vote at said Meeting

SIGN HERE:

_____________________________________________________

Please Print Name:

_____________________________________________________

Date:

_____________________________________________________

Number of Shares
Represented by Proxy:                    _____________________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Member, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Member, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Member, by Computershare Trust Company of Canada.

4.

A Registered Member who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Member who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Member with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Member of the Company, to vote according to the Registered Member’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Member on any poll of a resolution that may be called for and, if the Registered Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Member has submitted an Instrument of Proxy, the Registered Member may still attend the Meeting and may vote in person.  To do so, the Registered Member must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting.   The mailing address is:

Computershare Trust Company of Canada

Proxy Dept.  100 University Avenue 9th Floor

 Toronto Ontario M5J 2Y1

Fax:  Within North American:  1-866-249-7775  Outside North America:  (416) 263-9524